

Mail Stop 4561

August 27, 2015

Scott E. Howe
Chief Executive Officer
Acxiom Corporation
P.O. Box 8190, 601 E. Third Street
Little Rock, Arkansas 72203

> **Re: Acxiom Corporation**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 000-13163**

Dear Mr. Howe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Reclassifications, page 9

1. We note that you have reclassified operating expenses formerly classified as components of cost of revenue and selling, general and administrative into research and development, sales and marketing, and general and administrative. Please explain your basis for previously including these expenses in cost of revenue and selling, general and administrative expenses. Tell us whether the expenses previously included in cost of revenue are directly associated with providing your Marketing Services and Audience Solutions and Connectivity. Explain how you determined that this was a reclassification rather than an error and refer to the authoritative guidance you relied upon. If the

reclassification represents an error, please provide us with a reasonably detailed SAB 99 analysis encompassing each period affected including annual periods, and if material, tell us your consideration of amending your most recent Form 10-K. In addition, tell us whether the reclassified operating expenses impact the amount of research & development expense previously reported in your most recent Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Office of Information Technologies
and Services